UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14(f)-1 THEREUNDER

WORLDWIDE MANUFACTURING USA, INC.

(Name of Issuer as specified in its charter)

(Name of Person(s) filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X] No fee required.

WORLDWIDE MANUFACTURING USA, INC.

1142 Cherry Street

San Bruno, California 94066

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934

A meeting of the Board of Directors was held August 29th, 2006, by telephonic communication commencing at 10:00 am PST. The following board members were in attendance: Jimmy Wang, Mindy Wang and John Ballard. The undersigned representing 1,698,912 or 83.5% of the total shares outstanding of Worldwide Manufacturing USA, Inc., a Colorado corporation (the “corporation”), hereby consent to, vote in favor, and adopt the following resolutions:

RESOLVED, that the Board believes it is in the best interests of the Corporation to decrease the number of Board Members from six to three members. The three members to the Company's Board of Directors will hold officer for a term of two years ending 2008 or until the successors are duly elected and qualified;

FURTHER RESOLVED, that the new board members will receive no compensation for the two-year period.

RESOLVED, that Child, Sullivan & Company will act as the independent auditors for the Company for the year ended December 31, 2006;

FURTHER RESOLVED that the appropriate officers of the Corporation are hereby authorized and directed to take such steps as may be necessary or appropriate to cause the foregoing resolutions to be fully implemented.

THIS REPORT IS PROVIDED FOR INFORMATION PURPOSES ONLY. WE ARE NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS REPORT. YOU ARE NOT REQUESTED TO RESPOND TO THIS REPORT IN ANY WAY.

THIS REPORT WILL FIRST BE MAILED TO THE SHAREHOLDERS OF THE COMPANY ON OR ABOUT SEPTEMBER 8, 2006.

PRINCIPAL SHARE OWNERSHIP

The following table sets forth information, as of August 29th, 2006, with respect to the beneficial ownership of the Company’s common stock by: (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s common stock; (ii) each director; (iii) named executive officers; and (iv) all current named executive officers and directors as a group:

Name and Address	Number of Shares Owned Beneficially	Percent of Class

Jimmy Wang (1) Worldwide Manufacturing USA, Inc. 1142 Cherry Ave. San Bruno, California 94066	1,620,952 (2)	79.8%

Mindy Wang (1) Worldwide Manufacturing USA, Inc. 1142 Cherry Ave. San Bruno, California 94066	1,620,952 (2)	79.8%

John Ballard (1) 6754 W. Hinsdale Place Littleton, CO 80123	80,627	4.0%

All directors and executive officers as a group (3 in number)	2,030,863	83.8%

(1)

The person listed is an officer, a director, or both, of the Company.

(2)

Jimmy and Mindy Wang hold 809,142 shares each. Jimmy and Mindy Wang are husband and wife, and may be deemed to beneficially own the shares owned by the other.

EXECUTIVE COMPENSATION

During the fiscal year ended December 31, 2006, the named executive officers received the following compensation from the Company:

Jimmy Wang (President and Chairman of the Board)	$206,000
Mindy Wang (Secretary and Treasurer)	$50,000
John Ballard (Chief Financial Officer)	$24,000

Each director was paid 1,333 restricted shares of the Company’s common stock for services as a director during the fiscal year ended December 31, 2005.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES

EXCHANGE ACT OF 1934

To the best knowledge and belief of the Company, each of the directors, officers or beneficial owners of more than 10% of the Company's securities named herein has filed all reports required to be filed by Section 16(a).

Biographical Information.

Jimmy Wang, President and Chief Executive Officer

Jimmy Wang has over sixteen years experience in a wide range of component manufacturing. From 1993 to the present, Mr. Wang has been President and CEO of Worldwide Manufacturing USA, Inc. From 1990 to 1995, Mr. Wang was the Sales Manager for MP World Manufacturing, Inc., and was responsible for increasing the company’s sales from $2,000,000 to $8,000,000. In 1993, Mr. Wang founded Worldwide Manufacturing USA, Inc. In 1990, Mr. Wang earned a Masters Degree in Applied Economics from the University of Minnesota, and in 1982 received a Bachelors of Science Degree in Economics from the Shanghai Institute of Foreign Trade.

Mindy Wang, Secretary and Treasurer

Mindy Wang has over fifteen years of accounting and financial management experience with Technology Power and Worldwide Manufacturing. From 1993 to the present, Ms. Wang has been Controller of Worldwide Manufacturing USA, Inc. In 1993, Ms. Wang co-founded Worldwide Manufacturing. Ms. Wang earned a Bachelors Degree in International Business from the University of California at Los Angeles Institute of Economics and Management in Beijing and attended the Master*s program of the Business Education of the University of Minnesota.

Jimmy and Mindy Wang are husband and wife. Each holds directly 815,476 shares, but may be deemed to beneficially own the shares owned by the other.

John Ballard, Chief Financial Officer

John Ballard has more than fifteen years of business management, project management, and accounting experience. From January 2002 to the present, Mr. Ballard has been a financial consultant and director of Reveal Systems, Inc., a software development company and internet provider based in Longmont, Colorado. Mr. Ballard was the Chief Financial Officer of Call Solutions Inc., a publicly traded company, from October 1999 to November 2002. Call Solutions was in the business of opening call centers. From 1988 to 1993, Mr. Ballard was Chief Financial Officer for a chain of retail stores in Denver. Mr. Ballard holds a Bachelor of Science Degree in Management and Marketing from the University of Colorado where he graduated Magna Cum Laude. Mr. Ballard also holds a Masters of Business in Administration from Regis University.

Meetings and Committees of the Board of Directors

The Board of Directors of the Company held one formal meeting during the fiscal year ended December 31, 2005. All incumbent directors attended 100% of the Board meetings held during their respective tenures, either in person, or telephonically. The Board of Directors does not have nominating or compensation committees, or committees performing similar functions. We do not have an audit committee. The entire Board of Directors serves as the audit committee. Because of the small size of the Company and the risk attendant to a small public company, we are currently unable to attract an audit committee financial expert to our Board of Directors.

 RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors has selected Child, Sullivan & Company, independent certified public accountants, to audit the financial statements of the Company for the fiscal year ending December 31, 2007.

During the year ended December 31, 2005, Child, Sullivan & Company did not bill the Company any fees related to tax and other non-audit services.

IN WITNESS WHEREOF, the foregoing Resolutions are executed as of the date or dates specified below:

DIRECTORS:

/s/ Jimmy Wang

Date: August 29, 2006

/s/ Mindy Wang

Date: August 29, 2006

/s/ John Ballard

Date: August 29, 2006